				Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2003	2004	2005	2006	2007

Fixed charges, as defined:
Total Interest Charges	$91,221	$84,430	$84,992	$85,809	$91,740
Interest applicable to rentals	15,425	13,171	13,911	11,145	10,919

Total fixed charges, as defined	106,646	97,601	98,903	96,954	102,659

Preferred dividends, as defined (a)	14,274	12,646	12,093	10,041	11,104

Combined fixed charges and preferred dividends, as defined	$120,920	$110,247	$110,996	$106,995	$113,763

Earnings as defined:
Net Income	$126,009	$142,210	$174,635	$173,154	$139,111
Add:
Provision for income taxes:
Total	105,296	89,064	96,949	56,824	85,638
Fixed charges as above	106,646	97,601	98,903	96,954	102,659

Total earnings, as defined	$337,951	$328,875	$370,487	$326,932	$327,408

Ratio of earnings to fixed charges, as defined	3.17	3.37	3.75	3.37	3.19

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.79	2.98	3.34	3.06	2.88

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.